EXHIBIT 11.1

Cordia Corporation
Computation of Per Share Earnings (Loss)
(Unaudited)

	Nine Months Ended		Three Months Ended
	2005	2004	2005	2004

Net Income (Loss)	$1,319,305	$(149,040)	$458,502	$ 1,679

BASIC EARNINGS:

Weighted average number of common shares
outstanding	4,530,397	4,806,579	4,580,580	4,504,808

Basic earnings (loss) per common share	$ 0.29	($0.03)	$0.10	$ -

DILUTED EARNINGS:

Weighted average number of common shares
outstanding	4,530,397	4,806,579	4,580,580	4,504,808

Assumed conversion of preferred stock	1,140,110	0	1,426,630	0
Assumed exercise of stock options	512,729	0	578,141	0

Weighted average number of common shares
outstanding - as adjusted	6,183,236	4,806,579	6,585,351	4,504,808

Diluted earnings (loss) per common share	$ 0.21	($0.03)	$0.07	$ -